

Mail Stop 3720

September 12, 2016

Jean-François Pruneau
Chief Financial Officer
612 St-Jacques Street
Montréal, Québec, Canada H3C 4M8

     **Re:    Quebecor Media Inc.**
              **Form 20-F for Fiscal Year Ended December 31, 2015**
              **Filed March 18, 2016**
              **File No. 333-13792**

Dear Mr. Pruneau:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Larry Spirgel

                             Larry Spirgel
                             Assistant Director
                             AD Office 11 − Telecommunications